UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 9, 2012
Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse AG to be incorporated by reference in the Registration Statement on Form F-3 (file no. 333-158199). Credit Suisse Group AG’s financial report for the fourth quarter of 2011 (Credit Suisse Financial Report 4Q11) is attached as an exhibit to this Form 6-K and was filed with the US Securities and Exchange Commission (SEC) on February 9, 2012. The Bank is incorporating by reference the Credit Suisse Financial Report 4Q11 (except for the sections entitled “Dear shareholders” and “Investor information”).

Unless the context otherwise requires, reference herein to “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.

References herein to “CHF” are to Swiss francs.
The Credit Suisse Financial Report 4Q11 contains information for the three months and the year ended December 31, 2011. The Group's and the Bank’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the year ended December 31, 2011 and the Group and the Bank have not finalized their Annual Report on Form 20-F for the period. Accordingly, such financial information is subject to completion of year-end audit procedures which may result in changes to that information.

Management has not yet completed its assessment of the Group’s and the Bank’s internal control over financial reporting for the year ended December 31, 2011, and the independent registered public accounting firm has not yet completed its audit of the Group’s and Bank’s internal control over financial reporting. In connection with the filing of the Group’s and the Bank’s Annual Report on Form 20-F for the year ended December 31, 2011, the Group and the Bank will provide management's annual report on internal control over financial reporting and the registered public accounting firm's report thereon, which have not yet been finalized.

Forward-Looking Statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2010 (the Credit Suisse 2010 20-F), and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC and the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Key information
Selected financial data

Selected operations statement information

in	4Q11	4Q10	% change	2011	2010	% change

Statements of operations (CHF million)

Net revenues	3,997	6,813	(41)	24,301	29,598	(18)

Provision for credit losses	55	(45)	–	97	(124)	–

Compensation and benefits	2,986	3,276	(9)	12,783	14,372	(11)

General and administrative expenses	1,828	1,650	11	7,214	7,088	2

Commission expenses	447	536	(17)	1,845	1,991	(7)

Total other operating expenses	2,275	2,186	4	9,059	9,079	0

Total operating expenses	5,261	5,462	(4)	21,842	23,451	(7)

Income/(loss) from continuing operations before taxes	(1,319)	1,396	–	2,362	6,271	(62)

Income tax expense/(benefit)	(456)	313	–	433	1,258	(66)

Income/(loss) from continuing operations	(863)	1,083	–	1,929	5,013	(62)

Income/(loss) from discontinuing operations	0	0	–	0	(19)	100

Net income/(loss)	(863)	1,083	–	1,929	4,994	(61)

Net income/(loss) attributable to noncontrolling interests	43	328	(87)	901	802	12

Net income/(loss) attributable to shareholders	(906)	755	–	1,028	4,192	(75)

of which from continuing operations	(906)	755	–	1,028	4,211	(76)

of which from discontinued operations	0	0	–	0	(19)	100

Selected balance sheet information

end of	4Q11	4Q10	% change

Balance sheet statistics (CHF million)

Total assets	1,023,175	1,008,761	1

Share capital	4,400	4,400	0

For additional information on the condensed consolidating statements of operations for the three months and the year ended December 31, 2011 and 2010 and the condensed consolidating balance sheets as of December 31, 2011 and December 31, 2010, refer to Note 28 – Subsidiary guarantee information in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 4Q11. For a detailed description of factors that affect the results of operations of the Bank, refer to II – Operating and financial review – Operating environment in the Credit Suisse 2010 20-F and I – Credit Suisse results – Operating environment in the Credit Suisse Financial Report 4Q11.

BIS statistics

	Basel II.5	Basel II	Basel II	Basel II % change

end of	4Q11	4Q11	4Q10	YoY

Capital (CHF million)

Tier 1 capital	33,459	34,644	35,310	(2)

of which hybrid instruments	10,888	10,888	10,589	3

Total BIS eligible capital	46,628	48,998	47,569	3

Capital ratios (%)

Tier 1 ratio	14.5	17.4	17.1	–

Total capital ratio	20.2	24.6	23.1	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking, Investment Banking and Asset Management segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the three segments, however, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Clariden Leu, Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking. Core Results also includes certain Group corporate center activities that are not applicable to the Bank.

These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.

Differences between the Group and the Bank businesses

Entity	Principal business activity

Clariden Leu	Banking and securities

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

Comparison of selected operations statement information

	Bank		Group

in	4Q11	4Q10	4Q11	4Q10

Statements of operations (CHF million)

Net revenues	3,997	6,813	4,488	7,268

Total operating expenses	5,261	5,462	5,380	5,689

Income/(loss) from continuing operations before taxes	(1,319)	1,396	(989)	1,602

Income/(loss) from continuing operations	(863)	1,083	(592)	1,197

Net income/(loss) attributable to shareholders	(906)	755	(637)	841

of which from continuing operations	(906)	755	(637)	841

Comparison of selected operations statement information

	Bank		Group

in	2011	2010	2011	2010

Statements of operations (CHF million)

Net revenues	24,301	29,598	26,225	31,386

Total operating expenses	21,842	23,451	22,577	23,978

Income from continuing operations before taxes	2,362	6,271	3,461	7,487

Income from continuing operations	1,929	5,013	2,790	5,939

Net income attributable to shareholders	1,028	4,192	1,953	5,098

of which from continuing operations	1,028	4,211	1,953	5,117

Comparison of selected balance sheet information

	Bank		Group

end of	4Q11	4Q10	4Q11	4Q10

Balance sheet statistics (CHF million)

Total assets	1,023,175	1,008,761	1,049,165	1,032,005

Total liabilities	986,725	969,597	1,008,080	988,990

For information on the operating and financial review and prospects of the Bank, refer to I – Credit Suisse results on pages 5 to 20, II – Results by division on pages 21 to 42 and III – Overview of results and assets under management on pages 43 to 48. These sections are included in the Credit Suisse Financial Report 4Q11.

Treasury and Risk Management
For information on the Bank’s treasury and risk management, refer to IV – Treasury, risk, balance sheet and off-balance sheet on pages 49 to 72 of the Credit Suisse Financial Report 4Q11.
Exhibits
No. Description

99.1 Credit Suisse Financial Report 4Q11

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
(Registrant)

Date: February 9, 2012

By:
/s/ Brady W. Dougan
Brady W. Dougan
Chief Executive Officer

By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer